UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.   ) *

Sonesta International Hotels Corporation

(Name of Issuer)

Class A Common Stock, par value $0.80 per share

(Title of Class of Securities)

835438409

(CUSIP Number)

July 7, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835438409	13G	Page 2 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Cantor Fitzgerald Europe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
300,000
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
300,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12	TYPE OF REPORTING PERSON*

OO

CUSIP No. 835438409	13G	Page 3 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CF&Co, LLC (I.R.S. Identification No. 13-4143262)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
300,000
	7	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
300,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12	TYPE OF REPORTING PERSON*

OO

CUSIP No. 835438409	13G	Page 4 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CF&Co Holding, L.P. (I.R.S. Identification No. 13-4143258)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
300,000
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
300,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12	TYPE OF REPORTING PERSON*

PN

CUSIP No. 835438409	13G	Page 5 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CFCO Holding, LLC (I.R.S. Identification No. 13-3680189)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
300,000
	7	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
300,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12	TYPE OF REPORTING PERSON*

OO

CUSIP No. 835438409	13G	Page 6 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Contor Fitzgerald, L.P. (I.R.S. Identification No. 13-3680189)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
300,000
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
300,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12	TYPE OF REPORTING PERSON*

PN

CUSIP No. 835438409	13G	Page 7 of 14

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CF Group Management, Inc. (I.R.S. Identification No. 13-3679422)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
300,000
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
300,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12	TYPE OF REPORTING PERSON*

CO

CUSIP No. 835438409	13G	Page 8 of 14

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Howard W. Lutnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
300,000
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
300,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12	TYPE OF REPORTING PERSON*

IN

Item 1.    (a)    Name of Issuer:

Sonesta International Hotels Corporation

(b)    Address of Issuer’s Principal Executive Offices:

116 Huntington Avenue

Boston, Massachusetts 02116

Item 2.    (a)    Name of Person Filing:

This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Cantor Fitzgerald Europe (‘‘CFE’’), a private unlimited company organized under the laws of England and the record owner of the shares, (ii) CF&Co, LLC (‘‘CFCOLLC’’), a Delaware limited liability company and the managing member of CFE, (iii) CF&Co Holdings, L.P. (‘‘CFCOHLP’’), a Delaware limited partnership and the sole and managing member of CFCOLLC, (iv) CFCO Holdings, LLC (‘‘CFCOH’’), a Delaware limited liability company and the managing general partner of CFCOHLP, (v) Cantor Fitzgerald, L.P. (‘‘CFLP’’), a Delaware limited partnership and the sole and managing member of CFCOH, (vi) CF Group Management, Inc. (‘‘CFGM’’), a New York corporation and the managing general partner of CFLP, and (vii) Howard W. Lutnick, a citizen of the United States and the sole shareholder of CFGM (sometimes collectively referred to as the ‘‘Reporting Persons’’).

(b)    Address of Principal Business Office or, if None, Residence:

The Principal Business Office for CFE is One America Square, London EC3N 2LS, United Kingdom. The Principal Business Office for each of CFCOLLC, CFCOHLP, CFCOH, CFLP, CFGM and Howard W. Lutnick is 110 East 59th Street, New York, New York 10022.

(c)    Citizenship: See Item 2(a).

(d)    Title of Class of Securities: Class A Common Stock, par value $0.80 per share.

(e)    CUSIP Number: 835438409.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);

(f)	An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

(g)	A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

(h)	A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13-d-1(b) (1) (ii) (J).

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As to each of the Reporting Persons:

(a)	Amount Beneficially Owned: The beneficial ownership of each of the Reporting Persons reached a high of 365,000 shares, representing 9.9% of the outstanding shares of Class A Common Stock of Sonesta International Hotels Corporation, on July 7, 2006. Currently, each of the Reporting Persons beneficially owns 300,000 shares.

(b)	Percent of Class: 8.1%.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0.

(ii)	shared power to vote or to direct the vote: 300,000.

(iii)	sole power to dispose or to direct the disposition of: 0.

(iv)	shared power to dispose or to direct the disposition of: 300,000.

Instruction.    For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Instruction.    Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

If agroup has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.    Certifications.

Bysigning below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANTOR FITZGERALD EUROPE
By: /s/ Stephen Merkel
Name: Stephen Merkel Title: Director Date: July 27, 2006
CF&CO, LLC
By: /s/ Stephen Merkel
Name: Stephen Merkel Title: Executive Managing Director, General Counsel and Secretary Date: July 27, 2006
CF&CO HOLDINGS, L.P.
By: /s/ Stephen Merkel
Name: Stephen Merkel Title: Executive Managing Director, General Counsel and Secretary Date: July 27, 2006
CFCO HOLDINGS, LLC
By: /s/ Stephen Merkel
Name: Stephen Merkel Title: Executive Managing Director, General Counsel and Secretary Date: July 27, 2006
CANTOR FITZGERALD, L.P.
By: /s/ Stephen Merkel
Name: Stephen Merkel Title: Executive Managing Director, General Counsel and Secretary Date: July 27, 2006
CF GROUP MANAGEMENT, INC.
By: /s/ Howard W. Lutnick
Name: Howard W. Lutnick Title: President Date: July 27, 2006
By: /s/ Howard W. Lutnick
Name: Howard W. Lutnick Date: July 27, 2006

[Signature Page to Schedule 13G dated July 27, 2006]

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 27 day of July 2006, among Cantor Fitzgerald Europe, CF&Co, LLC, CF&Co Holdings, L.P., CFCO Holdings, LLC, Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the ‘‘Joint Filers’’).

Whereas, pursuant to Rule 13d-1(k) under Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), the parties hereto desire to satisfy any filing obligations under Section 13(d) of the Exchange Act by a single joint filing:

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.	Schedule 13G with respect to the Class A Common Stock of Sonesta International Hotels Corporation (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.	Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

3.	Each of the Joint Filers is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

CANTOR FITZGERALD EUROPE
By: /s/ Stephen Merkel
Name: Stephen Merkel Title: Director Date: July 27, 2006
CF&CO, LLC
By: /s/ Stephen Merkel
Name: Stephen Merkel Title: Executive Managing Director, General Counsel and Secretary Date: July 27, 2006
CF&CO HOLDINGS, L.P.
By: /s/ Stephen Merkel
Name: Stephen Merkel Title: Executive Managing Director, General Counsel and Secretary Date: July 27, 2006

CFCO HOLDINGS, LLC
By: /s/ Stephen Merkel
Name: Stephen Merkel Title: Executive Managing Director, General Counsel and Secretary Date: July 27, 2006
CANTOR FITZGERALD, L.P.
By: /s/ Stephen Merkel
Name: Stephen Merkel Title: Executive Managing Director, General Counsel and Secretary Date: July 27, 2006
CF GROUP MANAGEMENT, INC.
By: /s/ Howard W. Lutnick
Name: Howard W. Lutnick Title: President Date: July 27, 2006
By: /s/ Howard W. Lutnick
Name: Howard W. Lutnick Date: July 27, 2006

[Signature Page to Joint Filing Agreement for Schedule 13G dated July 27, 2006]